FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

February 11, 2014

Terence O’Brien, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Ryland Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 8, 2013

Response Letter Dated January 16, 2014

File No. 1-08029

Dear Mr. O’Brien:

This is The Ryland Group, Inc.’s (the “Company”) response to your letter dated February 4, 2014, containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company.  For your convenience, the full text of the Staff’s comments are italicized below, together with the Company’s response thereto.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 12- Debt and Credit Facilities, page 15

1.            We note your response to comment 2 in our letter dated January 6, 2014. We appreciate the additional analysis you provided regarding the primary events that could trigger a change in the exercise price of the conversion feature in the 0.25% convertible senior notes due 2022. Please expand upon the disclosures you provided in the third quarter of fiscal year 2013 Form 10-Q to clarify the primary events that could trigger a change to the exercise price of the conversion feature.

Please also revise your disclosures to clarify that the result of any of these triggering events would not be to adjust the exercise price for the actual change in the market price of the underlying shares, but rather to adjust the exercise price for the dilutive effective of the events on the exercise price. Therefore, the only variables that could affect the exercise price would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

Please provide us with the updated disclosures you intend to include in your fiscal year 2013 Form 10-K.

Response

We will provide the following updated disclosure for the 0.25 percent convertible debt due June 2019 in the footnotes to our fiscal year 2013 Form 10-K filing:

During 2013, the Company issued $267.5 million of 0.25 percent convertible senior notes due June 2019. The Company will pay interest on the notes on June 1 and December 1 of each year, which commenced on December 1, 2013. The notes, which mature on June 1, 2019, are initially convertible into shares of the Company’s common stock at a conversion rate of 13.3307 shares per $1,000 of their principal amount. This corresponds to an initial conversion price of approximately $75.01 per share and represents a conversion premium of approximately 50.0 percent, based on the closing price of the Company’s common stock on May 14, 2013, which was $50.01 per share. The conversion rate of the notes is subject to adjustment upon the following events: the Company issues a dividend or distribution in shares of common stock on all or substantially all of its shares of common stock; the Company subdivides or combines common stock; the Company offers its stockholders the option to purchase additional shares at a price that is less than the average closing price of its common stock from the ten previous trading days; the Company distributes shares of common stock or offers its holders of common stock the option to purchase capital stock or other securities; a corporate spin-off event occurs; the Company pays dividends or distributions to a stockholder, other than a dividend or distribution due to liquidation or a regular cash dividend that does not exceed $0.03 per share per quarter; the Company makes a payment in respect of a tender offer for its common stock that exceeds the average closing price of its common stock from the ten previous trading days; a make-whole adjustment event occurs; or a redemption notice occurs, which includes a change in control or termination of trading. These events may not be considered standard anti-dilution provisions under a conventional convertible debt security scenario. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate. All of the conversion rate adjustment events are intended to make the investor whole for the direct effect that the occurrence of such above-mentioned dilutive events should have on the price of the underlying shares; they do not adjust for the actual change in the market value of the underlying shares. Therefore, the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. At any time prior to the close of business on the business day immediately preceding the stated maturity date, holders may convert all or any portion of their notes. The notes are fully and unconditionally guaranteed, jointly and severally, by substantially all of the Company’s Guarantor Subsidiaries. The Company may not redeem the notes prior to June 6, 2017. On or after that date, it may redeem for cash any or all of the notes, at its option, if the closing sale price of its common stock for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which it provides notice of redemption, including the last trading day of such 30 day trading period, exceeds 130 percent of the applicable conversion price on each applicable trading day. The redemption price will equal 100 percent of the principal amount of the notes to be redeemed, plus accrued and unpaid

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
By The Ryland Group, Inc.

interest to, but excluding, the redemption date. No sinking fund is provided for the notes. The Company received net proceeds of $260.1 million from this offering prior to offering expenses.

If you have any questions or comments regarding this filing, please contact David L. Fristoe, Senior Vice President, Controller and Chief Accounting Officer of the Company, by telephone at (805) 367-3730 or by fax at (805) 367-3803.

Thank you for your attention.

Sincerely,

/s/ David L. Fristoe

David L. Fristoe
Senior Vice President, Controller and
Chief Accounting Officer

cc: Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

Operations Center

6432 General Green Way

Alexandria, VA

Tracey Smith

Tracie Towner